August 17, 2018

Office of Healthcare and Insurance

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

U.S.A.

Attention:	Mark Brunhofer
Keira Nakada

China Life Insurance Company Limited

Form 20-F for the Fiscal Year Ended December 31, 2017

Dear Mr. Mark Brunhofer and Ms. Keira Nakada:

We refer to your letter, dated July 20, 2018 (the “Comment Letter”), to China Life Insurance Company Limited (the “Company”) containing comments of the Staff of the Securities and Exchange Commission (the “Staff”) relating to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017 (File No. 001-31914) (the “2017 Form 20-F”).

The Company is grateful for the comments from the Staff, and has carefully considered the matters raised in the Comment Letter. On behalf of the Company, we have set forth below their response to the Comment Letter.

Comment:

Item 5. Operating and Financial Review and Prospects

Factors Affecting Our Results of Operations

Investments, page 91

1.	We acknowledge your response to prior comment 1. Please represent to us that in future filings on Form 20-F you will specifically disclose:

•	The impact of interest rate changes on gross unrealized losses when it is a significant component of the movement of those unrealized losses compared to the prior year; and

•	The amount of any material impairment losses to explain the difference identified in your response to the second bullet of prior comment 1.

Response:

The Company represents that in future filings on Form 20-F the Company will specifically disclose:

•	The impact of interest rate changes on gross unrealized losses when it is a significant component of the movement of those unrealized losses compared to the prior year; and

•

The amount of any material impairment losses to explain the difference between the aggregate cost/amortized cost and the aggregate estimated fair value in addition to the amount of the unrealized gains/losses.

Comment:

B. Liquidity and Capital Resources

Contractual Obligations and Commitments, page 124

2.

We acknowledge your response to prior comment 2 and believe it is clear from Section III.D. of Release No. 33-8182 adopting the tabular disclosure of contractual obligations that the table itself is required to depict “the amounts of payments due under specified contractual obligations.” As a result, please represent to us that in future filings on Form 20-F you will present only the estimated amount of payments to be made under your insurance contract and investment contract obligations in your contractual obligations table. In addition, as previously requested, tell us the amount of receipts netted in each column of your contractual obligations table at December 31, 2017 for both insurance contracts and investment contracts.

Response:

The Company has carefully considered this comment from the Staff. Based on the following reasons, the Company continues to believe that presenting cash outflows under insurance contracts and investment contracts in the Contractual Obligations table net of cash inflows from future premiums provides the most meaningful disclosure to investors and is consistent with the Company’s accounting and actuarial policies for presenting liabilities under insurance and investment contracts, as well as the requirements of Item 5 of Form 20-F.

The Company believes that presenting the contractual obligations under insurance and investment contracts net of future cash inflows provides more meaningful disclosure to investors than presenting cash outflows alone. As previously discussed, the payment obligations of an insurance company under insurance and investment contracts are conditional upon payment of premiums by policyholders. Only as policyholders pay the renewal premiums pursuant to the contract terms will the insurance company have the obligations to pay benefits; otherwise the insurance policies cease to be in effect and the contractual obligations and commitments will be decreased.

For this reason, the Company believes that showing only the cash outflows in the Contractual Obligations table would give a misleading impression of the Company’s future obligations with respect to insurance and investment contracts, since it will overstate the impact of those obligations on the Company’s cash flows for a given period. Just as the Company’s management does not look only at cash outflows when estimating its future cash requirements, the Company believes that investors should be provided the more meaningful disclosure of the outflows netted against the expected inflows, which together give a better view of the Company’s future cash needs. Furthermore, the Company notes that this net presentation is in line with the general practice of disclosure in the insurance industry. If the Company discloses only the amount of cash outflows while its peer companies disclose the net cash flows, the Company believes that it may cause misunderstandings to investors when they compare the financial conditions and business performance of the Company to those of its peer companies.

This approach is consistent with the Company’s accounting policy, as well as generally accepted accounting standards for measuring insurance contract liabilities and generally accepted actuarial methodologies for determining reserves. The Company applies IFRS 4 “Insurance Contracts” and follows the guidelines of the Ministry of Finance of China on accounting treatment of insurance contracts, which provide that “the payment required from an insurer in fulfilling its obligations under an insurance contract refers to the difference between the expected future cash outflow and the expected future cash inflow, i.e., the expected future net cash outflow.” On page F-28 and F-29 of the Company’s 2017 Form 20-F, the Company disclosed in the accounting policies that it has adopted the discounted cash flow method to estimate the reserve of long-term insurance contracts, which includes the reasonable estimate of liability, risk margin and residual margin. The reasonable estimate of liability is the present value of reasonable estimates of future cash outflows less future cash inflows.

Relevant US GAAP and IFRS standards require this presentation. Accounting Standards Codification No. 944 states that “[t]he liability for future policy benefits accrued under paragraph 944-40-25-10 shall be the present value of future benefits to be paid to or on behalf of policyholders and related expenses less the present value of future net premiums (portion of gross premium required to provide for all benefits and expenses). That liability shall be estimated using methods that include assumptions, such as estimates of expected investment yields, mortality, morbidity, terminations, and expenses, applicable at the time the insurance contracts are made.” IFRS 17 Insurance Contracts, which will be required to be implemented by January 1, 2021, defines Fulfilment Cash Flows as “an explicit, unbiased and probability-weighted estimate (i.e. expected value) of the present value of the future cash outflows minus the present value of the future cash inflows that will arise as the entity fulfils insurance contracts, including a risk adjustment for non-financial risk”.

Net presentation of an insurance company’s insurance contract obligations is also consistent with the generally accepted actuarial methodology for determining reserves, which provides that the reserves for future expenses and benefits should be the present value of future cash outflows net the present value of future cash inflows.

The Company believes that requiring an approach for measuring insurance and investment contract liabilities in one part of the Company’s disclosures (the Contractual Obligations table) that is inconsistent with the approach generally followed in its financial statements and disclosures of its financial results may lead to confusion to investors seeking to understand the impact of the Company’s obligations on future periods.

The Company, furthermore, believes that this presentation for insurance and investment contracts fully complies with the requirements of Item 5 for the disclosure of contractual obligations. Contractual obligations for insurance and investment contracts are different from non-insurance contracts, in that the obligations are, by necessity, based on an estimate of the Company’s exposures, both in the aggregate and in particular periods. Inherent in these estimates are actuarial judgments as to the timing and amount of expected payments under the contracts, as well as assumptions as to whether the contracts will remain in force. The assumption as to the receipt of future premiums is a necessary component in determining whether benefit payments will be made to policyholders, and the periods in which they are made.

The Company believes that showing the full effect of these estimates and assumptions, as a net presentation would do, is in compliance with the requirements of Item 5. Section III.D. of Release No. 33-8182 which already contemplates the use of estimates when appropriate to make proper disclosure, for instance for purchase contracts with variable price provisions. Recognizing the unique features of insurance and investment contracts would likewise appear to be acceptable in meeting the Item 5 requirements, as they give the best picture of the company’s cash flow obligations in a given period. This disclosure also meets the purpose of the Contractual Obligations table, which is described in the Release as providing useful context, in a single location, for investors to assess a registrant’s short- and long-term liquidity and capital resource needs and demands, as well as improving an investor’s ability to compare registrants. The Company believes that presenting the Company’s insurance and investment obligations in the manner proposed meets these objectives, as it provides the best disclosure for investors to assess its liquidity requirements, and allows a better means of judging those requirements against those of the Company’s peers.

As requested by the Staff, the following table sets out the Company’s expected future cash inflows from insurance contracts and investment contracts as of December 31, 2017.

	Not later Than 1 year	Later than 1 year but not later than 3 years	Later than 3 years but not later than 5 years	Later than 5 years	Total
	(RMB in millions)
As of December 31, 2017
Insurance contracts	-326,320	-517,849	-341,728	-516,382	-1,702,279
Investment contracts	-25,061	-46,331	-41,473	-281,519	-394,384

Comment:

Notes to the Consolidated Financial Statements

Note 4: Risk Management

Note 4.3: Fair Value Hierarchy, page F-48

3.

We acknowledge your statement in the second paragraph of your response to the first bullet of prior comment 3 that the breakdown of investments provided in Note 9.5 and 9.6 complies with the class requirements in paragraph 94a of IFRS 13. As a result, please represent to us that in future filings on Form 20-F you will provide the fair value hierarchy disclosure by those classes as stipulated in paragraph 93b of IFRS 13.

Response:

The Company represents that in future filings on Form 20-F the Company will provide the fair value hierarchy disclosure by the classes similar to those in Note 9.5 and 9.6 as stipulated in paragraph 93b of IFRS 13.

4.

Although you indicate in your response to the second bullet of prior comment 3 that you disclose the fair value hierarchy information for held to maturity investments in footnote (ii) to the table on page F-70, this information is disclosed at the aggregate level. Please represent to us that in future filings on Form 20-F you will disaggregate your disclosure by class similar to that in Note 9.5 and 9.6 as required by paragraph 93b of IFRS 13.

Response:

The Company represents that in future filings on Form 20-F the Company will disaggregate its disclosure of the fair value hierarchy information for held to maturity investments by classes similar to those in Note 9.5 and 9.6 as required by paragraph 93b of IFRS 13.

5.

We acknowledge your response to the final bullet of prior comment 3. Although your Level 3 investments may represent only about 5% of total assets at December 31, 2017 they represent 15.87% of assets measured at fair value on a recurring basis as disclosed on page F-48. Given their significance to assets measured at fair value, please provide us propose revised disclosure to be used in future Forms 20-F that provides the quantitative information about the significant unobservable inputs used in measuring your Level 3 investments as stipulated in paragraph 93d of IFRS 13.

Response:

The table set forth below is illustrative of the disclosure that the Company proposes to make to provide the quantitative information about the significant unobservable inputs used in measuring its Level 3 investments as stipulated in paragraph 93d of IFRS 13:

	Valuation Techniques	Significant Unobservable Inputs	Range	Interrelationships between Unobservable Inputs and Fair Value
Available-for-Sale Securities - Equity securities	Market comparable companies	Liquidity discount	6%~25%	The fair value is inversely related to the liquidity discount.
	Net Asset Value	N/A	N/A	N/A
	Discounted cash flow	Weighted average cost of capital	4.27%~7.50%	The fair value is inversely related to the weighted average cost of capital.

Available-for-Sale Securities - Debt securities	Discounted cash flow	Weighted average cost of capital	2.88%~7.90%	The fair value is inversely related to the weighted average cost of capital.

*    *    *    *    *

If you have any questions or comments regarding the foregoing, please contact the undersigned at +4420 7786 9010 or jcscoville@debevoise.com.

Very truly yours,

/s/ James C. Scoville
James C. Scoville